EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Songbird Development, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the audited and reviewed financial statements we prepared. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in the Registration Statement No. 333-191175 (Form S-1A) pertaining to the registration of 2,000,000 shares of common stock of Songbird Development, Inc. of our Audit Report dated September 3, 2013 with respect to the financial statements of Songbird Development, Inc. for the period December 27, 2012 (inception) to July 31, 2013 and the reviewed financial statements for the three months ended October 31, 2013. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA
Califon New Jersey
December 2, 2013